UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                          Altigen Communications, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    021489109
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Douglass Bermingham                       Robert G. Minion, Esq.
       627 Harris Road                               Lowenstein Sandler PC
       Bedford Hills, New York  10507                65 Livingston Avenue
       (212) 307-2660                                Roseland, New Jersey  07068
                                                     (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 3, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  021489109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Douglass Bermingham
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)   [ ]
             (b)   [X]

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:         727,934*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    727,934*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   727,934*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):

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  13)  Percent of Class Represented by Amount in Row (11):      4.9%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*  As of August 3, 2006,  Douglass Bermingham  possesses  sole power to vote and direct the  disposition of 727,934 shares of the common stock,  $0.001 par value
per  share  (the  "Shares"),  of  Altigen   Communications,   Inc.,  a  Delaware
corporation (the "Company"), held by (i) Ten Pine Advisors LLC, a Delaware limited liability company, the sole member of which is Mr. Bermingham, (ii) several trusts, the beneficiaries of which are members of Mr. Bermingham's family, and for which he serves as the trustee, (iii) Mr. Bermingham's individual retirement account and (iv) Mr. Bermingham personally. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 727,934
Shares, or 4.9% of the Shares deemed issued and outstanding as of August 3, 2006. Mr. Bermingham had previously engaged in certain discussions with Larry Bursten, holder of 70,000 Shares as of August 3, 2006, with respect to the Company's various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") could have been deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder, and each of the Parties could have been deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaimed beneficial ownership of the Shares beneficially owned by Mr. Bursten. Additionally, Mr. Bermingham expressly disclaimed any assertion or presumption that the Parties had constituted a "group." Messrs. Bermingham and Bursten are no longer engaged in discussions with respect to the Company's various strategic alternatives.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          The acquisition of the securities referred to herein is for investment purposes on behalf of the Accounts. Except as set forth below, Mr. Bermingham has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Mr. Bermingham may make further purchases of Shares from time to time and may dispose of any or all Shares held by the Accounts at any time.

          Mr. Bermingham believes that the Shares are undervalued and represent an attractive investment opportunity. Mr. Bermingham also believes that the Company should explore its strategic alternatives and may benefit from engaging an investment bank to do so.

          Mr. Bermingham intends to closely evaluate the performance of the Shares, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He intends to pursue active discussions with the Company's existing executive officers (the "Management") with respect to actions which might be taken by Management to maximize shareholder value. Depending upon the Company's financial condition, results of operations, future prospects and other factors which Mr. Bermingham deems relevant, Mr. Bermingham may, among other things, (i) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of Management and/or existing members of the board of directors of the Company (the "Board"), and/or other matters regarding the management and operation of the Company, (ii) seek the removal of one or more members of the Board and/or Management, (iii) seek expansion of the Board, (iv) solicit proxies, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (i) and/or (ii) above or for the election of one or more nominees to the Board, and/or (v) take such other actions as Mr. Bermingham may determine, including negotiated transactions, tender offers, proxy contests, consent solicitations or other similar actions. In addition, Mr. Bermingham has retained the services of Jesup & Lamont Securities Corporation ("Jesup & Lamont") to assist in exploring strategic alternatives, which may relate to or may result in some of the transactions required to be described in Item 4.

          Mr. Bermingham may also interview candidates to propose for election to the Board. If suitable candidates are identified, Mr. Bermingham may propose such candidates for election to the Board.

          On June 18, 2006, Stephen J. DeGroat, Chairman of Jesup & Lamont, sent Gilbert Hu and the rest of the Board a Letter of Intent ("LOI"). Mr. Hu is President and Chief Executive Officer of the Company, as well as a member of the Board. Pursuant to the terms of the LOI described in Item 6 of this Schedule 13D, as amended, the Buyer, as that term is defined therein, proposed to acquire all of the outstanding Shares and to make the Company a private entity. Consummation of the transactions contemplated in the LOI would cause the Shares to cease to be authorized to be quoted on the NASDAQ inter-dealer quotation system.

          Following the submission of the LOI to the Company, Mr. Bermingham requested a telephone conference with the Board, Mr. Hu, and Philip McDermott, the Company's Chief Financial Officer, to discuss the LOI and specific proposals Mr. Bermingham believes Management should undertake in order to enhance shareholder value. On July 18, 2006, Jason Golz, the Company's public relations coordinator, responded via electronic mail agreeing to a teleconference call on August 3, 2006 (the "August 3rd Call"). On July 25, 2006, Mr. Bermingham received an electronic mail from Mr. Golz requesting that Mr. Bermingham provide certain materials in advance of the telephone conference, including a letter as to Mr. Bermingham's capacity to obtain sufficient financing to meet the obligations of the transaction proposed in the LOI (the "Comfort Letter"). On August 1, 2006, Jesup & Lamont issued Mr. Bermingham the Comfort Letter in connection with the transaction. Jesup & Lamont issued a similar letter to the Board which was submitted to the Board via facsimile on the same day.

          The only representative of the Company who participated in the August 3rd Call was Mr. Isaac Vaughn, Esq., counsel to the Company and a partner at Wilson, Sonsini, Goodrich and Rosati P.C. Mr. Bermingham took the opportunity to explain to Mr. Vaughn his concerns, as well as his desire to help the Company in developing an action program to significantly enhance shareholder value. Mr. Bermingham outlined four specific points of the program he wished to discuss with Management and the Board, as follows:

               (1) The Company should retain a nationally recognized executive search firm to provide executive search services for the Company to search for a new Chief Executive Officer and to recruit a more experienced and proven management team with relevant expertise who can devise and execute a strategic growth plan. Mr. Bermingham suggested that current Management be redeployed into positions at the Company better suited to each individual's respective skills.

               (2) Two Board members will be up for renewal at the end of the current term, and there is currently an unfilled Board seat. Mr. Bermingham proposed filling these three Board seats with Board members whose experience is more directly beneficial to the Company than that of current Board members, and who are further removed from the Company in order to provide both better direction and independent oversight. Mr. Bermingham believes that adding additional experienced independent directors with no prior relationship to Management will enhance the Company's efforts to create value for its stockholders.

               (3) Nearly fifty percent (50%) of the Company's enterprise value consists of cash. Mr. Bermingham believes that holding so much cash is out of line with the Company's peers and that cash is an underutilized asset. Mr. Bermingham specifically recommended developing a program to better utilize cash including, among other possible strategies, a share repurchase. Mr. Bermingham believes that a Share buy-back would be beneficial to shareholders as long as the Shares continue to be undervalued.

               (4) Pursuant to Amendment No. 2 to this Schedule 13D, as filed with the Commission on June 20, 2006, Mr. Bermingham wishes to specifically discuss with Management and the Board the LOI submitted to the Company on June 18, 2006.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, as filed with the Securities and Exchange Commission on May 15, 2006, there were 14,976,633 Shares issued and outstanding as of May 11, 2006.

          As of August 3, 2006, the Accounts held an aggregate of 727,934 Shares. Douglass Bermingham possesses sole power to vote and direct the disposition of all Shares held in the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 727,934 Shares, or 4.9% of the Shares deemed issued and outstanding as of August 3, 2006. Mr. Bermingham had previously engaged in certain discussions with Larry Bursten, holder of 70,000 Shares as of August 3, 2006, with respect to the Company's various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") could have been deemed to have formed a "group" for purposes of
Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties could have been deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaimed beneficial ownership of the Shares beneficially owned Mr. Bursten. Additionally, Mr. Bermingham expressly disclaimed any assertion or presumption that the Parties had constituted a "group." Messrs. Bermingham and Bursten are no longer engaged in discussions with respect to the Company's various strategic alternatives.

          Since the filing of Amendment No. 2 to this Schedule 13D with the Commission on June 20, 2006, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Bermingham or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the sale of 1,400 Shares on July 26, 2006, at a price of $1.47 per Share, the sale of 19,000 Shares on July 27, 2006, at a price of $1.50 per Share, and the purchase of 4,500 Shares on August 7, 2006, at a price of $1.45 per Share (each of which was effected in an ordinary brokerage transaction).


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by deleting Item 6 in its entirety and by substituting the following in lieu thereof:

          On June 18, 2006, Mr. DeGroat sent the LOI to Gilbert Hu, pursuant to which, among other things, the Buyer expressed a desire to purchase all of the outstanding Shares. If consummated, the transaction set forth in the LOI would result in the Company becoming a private entity. Management and certain shareholders of the Company will be given the option to maintain their current pro-rata ownership. The LOI is attached as an exhibit pursuant to Item 7 of Amendment No. 2 to this Schedule 13D, as filed with the Commission on June 20, 2006.

          Pursuant to a request from the Company's Board, on August 1, 2006, Mr. DeGroat, sent the Comfort Letter described above to Mr. Bermingham, confirming Jesup & Lamont's belief that the financial commitments can be obtained to complete the transaction outlined in the LOI. The Comfort Letter is attached hereto as Exhibit 2. On the same day, Mr. DeGroat sent a similar letter to Mr. Hu and the other members of the Board. That letter is attached hereto as Exhibit 3.

          The descriptions of the transactions, proposals and communications set forth in this Schedule 13D Amendment No. 3 are qualified in their entirety by reference to the complete proposals or communications regarding such matters, each of which is attached to this Schedule 13D Amendment No. 3 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Bermingham and any person or entity.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following after the first item listed therein:

          2. Letter from Stephen J. DeGroat to Douglass Bermingham, dated August 1, 2006.

          3. Letter from Stephen J. DeGroat to Gilbert Hu, dated August 1, 2006.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 14, 2006


                                                /s/ Douglass Bermingham
                                                --------------------------------
                                                Douglass Bermingham



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 2


                                 Jesup & Lamont
                             SECURITIES CORPORATION
                                650 FIFTH AVENUE
                               NEW YORK, NY 10019


NASD                                                    TELEPHONE (212) 307-2660
SIPC                                                    FAX:      (212) 757-7478



August 1, 2006


Mr. Douglass Bermingham
Ten Pine Advisors LLC
627 Harris Road
Bedford Hills, New York 10507

Dear Mr. Bermingham

We are writing in regard to your non-binding Letter of Intent to acquire Altigen Corporation Inc. ("Altigen" or the "Company"). We understand you have proposed to acquire 100% of the outstanding shares of Altigen Corporation in a transaction to take the Company private. You have proposed a preliminary total value for Altigen of $28.0 million which includes $9.3 million in cash and cash equivalents. The acquisition proposal is subject to the completion of customary due diligence and the execution of a Definite Agreement within 60 days of acceptance of the letter of intent.

You have retained Jesup & Lamont as your Advisor, and to arrange the requisite financing to consummate this transaction. We understand that Altigen's Board has requested that Jesup & Lamont provide comfort to the Board that the financial commitments set forth by the acquisition proposal can be obtained. As Bankers to Ten Pine Advisors LLC, we have reviewed certain publicly available information relating to Altigen, its peers and the VoIP industry.

Based upon Jesup's experience in successfully completing transactions of similar size and scope, the review of information we have at hand and our review of Altigen in particular, Jesup & Lamont is highly confident that it can arrange the requisite financing to complete the transaction in a timely manner. We are excited you have chosen to retain Jesup & Lamont for this transaction. We look forward to a successful completion of the transaction.


Regards,

/s/ Stephen J. DeGroat
----------------------
    Stephen J. DeGroat
    Chairman

                                                                       Exhibit 3


                                 Jesup & Lamont
                             SECURITIES CORPORATION
                                650 FIFTH AVENUE
                               NEW YORK, NY 10019


NASD                                                    TELEPHONE (212) 307-2660
SIPC                                                    FAX:      (212) 757-7478





                                             August 1, 2006


Mr. Gilbert Hu                               Via facsimile: 510.252.9738
President and CEO
The Board of Altigen Communications, Inc.
4555 Cushing Parkway
Freemont, CA 94538

Dear Mr. Hu:

     Pursuant to our letter dated June 18th, 2006 in which we outlined the conditions upon which our client would enter into a transaction to acquire Altigen Communications, Inc., we understand that your board has requested that Jesup & Lamont give some comfort to the board of Altigen that the financial commitments can be obtained to complete the transaction outlined.

     Subject to certain timing conditions defined in our letter that have since become outdated, and completion of a definitive agreement; Jesup & Lamont and its staff of experienced bankers are highly confident that we can raise the capital to complete this transaction. We base this on our collective experience of successfully completing transactions of similar size and scope.


                                        Regards,


                                        /s/ Stephen J. DeGroat
                                        -------------------------------
                                            Stephen J. DeGroat
                                            Chairman